

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

<u>Via E-mail</u>
Ms. Cindy Morrissey
Chief Executive Officer
Neutra Corp.
3572 Shady Brook Lane
Sarasota, FL 34243

Re: Neutra Corp.
Item 4.01 Form 8-K
Filed January 7, 2013
File No. 333-172417

Dear Ms. Morrissey:

        We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Joel Parker

                                        Joel Parker
                                        Accounting Branch Chief